TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD
QUARTER 2016 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 7, 2016 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three and nine months ended September 30, 2016. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and nine month periods ended September 30, 2016 and 2015, are available on TransGlobe's website at www.trans-globe.com.

ø	Third quarter production averaged 11,733 Bopd (11,485 Bopd sales), exceeding guidance of 11,400 Bopd;

ø	Completed one direct sale tanker-lifting of TransGlobe's entitlement oil during the third quarter for proceeds of $17.5 million (sale proceeds collected in October);

ø	Third quarter funds flow of $2.3 million;

ø	Held 729,403 barrels of entitlement crude production in inventory at quarter-end (valued at cost);

ø	Third quarter net loss of $25.4 million (includes a $14.9 million impairment loss and a $4.9 million unrealized loss on convertible debentures);

ø	Spent $8.7 million on exploration and development during the quarter;

ø	Ended the quarter with positive working capital of $53.0 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $100.4 million;

ø	Received military approval to access South Alamein starting September 8, 2016;

ø
Completed mid-year (June 30th) reserves update, resulting in increase to corporate proved ("1P") crude oil reserves of 11% from year-end 2015 to 19.5 million barrels ("MMbbls") and increase to proved plus probable ("2P") crude oil reserves to 30.3 million barrels ("MMbbls"), 6% higher than year-end 2015, resulting in a 2P production replacement ratio of 173%;

ø	Production recovery program is on target to achieve 13,000 to 14,000 Bopd by year-end;

ø	Drilled second oil well (300 Bopd) in West Bakr South-K area;

ø
Drilled seven exploration wells, resulting in one oil discovery (NWG 38), one junked and abandoned well due to drilling problems with oil shows in the Red Bed zone (NWG 26) and five dry holes (NWG 20, NWG 24, NWG 25, SEG 1, SEG 2);

ø	Filed a development plan at NWG for the NWG 3, NWG 16 and NWG 38 area; and

ø
Submitted 28 new NWG well locations for military/environmental approvals to appraise the discoveries at NWG 27 & 38 and continue to explore the exploration fairway in the northern portion of NWG in 2017.

A conference call to discuss TransGlobe’s 2016 third quarter results presented in this news release will be held Monday, November 7, 2016 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 866-223-7781. The webcast may be accessed at http://www.gowebcasting.com/8063.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2016	2015	% Change	2016	2015	% Change
Oil revenue	36,376	49,307	(26)	97,859	166,205	(41)
Oil revenue, net of royalties	20,704	24,700	(16)	57,917	88,233	(34)
Derivative loss on commodity contracts	—	—	—	(956)	(688)	(39)
Production and operating expense	10,945	16,380	(33)	34,706	46,033	(25)
Selling costs	—	660	(100)	875	4,557	(81)
General and administrative expense	4,094	3,492	17	11,742	17,429	(33)
Depletion, depreciation and amortization expense	6,439	13,439	(52)	24,538	37,360	(34)
Income taxes	4,067	(17,809)	—	7,728	(11,870)	(165)
Funds flow from operations[1]	2,347	(1,497)	—	1,543	2,206	(30)
Basic per share	0.03	(0.02)		0.02	0.03
Diluted per share	0.03	(0.02)		0.02	0.03
Net earnings	(25,369)	(46,568)	46	(53,668)	(70,345)	24
Net earnings - diluted	(25,369)	(54,159)	53	(53,668)	(70,345)	24
Basic per share	(0.35)	(0.64)		(0.74)	(0.95)
Diluted per share	(0.35)	(0.68)		(0.74)	(0.95)
Capital expenditures	8,692	3,587	142	17,794	40,025	(56)
Dividends paid	—	3,594	(100)	—	11,060	(100)
Dividends paid per share	—	0.05	(100)	—	0.15	(100)
Working capital[2]	53,029	166,217	(68)	53,029	166,217	(68)
Convertible debentures	74,854	65,682	14	74,854	65,682	14
Common shares outstanding
Basic (weighted-average)	72,206	72,302	—	72,206	73,923	(2)
Diluted (weighted-average)	72,206	79,385	(9)	72,206	73,923	(2)
Total assets	414,363	501,808	(17)	414,363	501,808	(17)

Operating
Average production volumes (Bopd)	11,733	14,683	(20)	11,754	14,877	(21)
Average sales volumes (Bopd)	11,485	13,620	(16)	12,461	13,585	(8)
Inventory (Bbls)	729,403	350,869	108	729,403	350,869	108
Average price ($ per Bbl)	34.43	39.35	(13)	28.66	44.82	(36)
Operating expense ($ per Bbl)	10.36	13.07	(21)	10.16	12.41	(18)
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

[2] The Company's working capital is presented net of the convertible debentures in Q3-2016, as the convertible debentures are now current liabilities. Prior to 2016, the convertible debentures were non-current liabilities and therefore did not impact working capital.

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 11,733 barrels of oil per day ("bopd") during the third quarter of 2016, which exceeded third quarter guidance of 11,400 bopd.
The Company completed one direct sale tanker lifting during the quarter, consisting of 475,776 barrels of entitlement crude oil. The tanker lifting was sold to a third party buyer in September. Payment of $17.5 million was received on October 20. TransGlobe is currently in discussions with EGPC to schedule liftings for the fourth quarter of 2016 and throughout 2017.
Subsequent to the NWG 27 and NWG 38 Red Bed oil discoveries announced in the Q2-2016 press release (August 11, 2016), the Company drilled an additional six wells resulting in one junked and abandoned well with oil shows in the Red Bed (NWG 26) and five dry holes (NWG 24, 25 & 34, SEG 1 & 2). To date, the Company has drilled thirteen wells in the 2016 drilling program resulting in two producing oil wells (K-48 & K-51), two oil discoveries (NWG 27 & 38), one junked and abandoned well with oil shows in the Red Bed (NWG 26) and 7 dry holes. The remaining seven exploration wells are scheduled to be drilled by early 2017, in addition to one South-K (K-47) and two Arta Red Bed development wells (Arta 73 & 74) which will be drilled in Q4-2016.
In addition, the Company has commenced permitting on 28 appraisal and exploration wells in NW Gharib focused on the Red Bed discovery at NWG 27 and additional untested exploration prospects within the same play fairway near the proposed NWG 3/NWG 38 development lease application submitted in September. It is anticipated that a number of these locations will be drilled in early 2017 as part of the 2017 plan.
During the third quarter, the Company completed approximately 50% of the Production Recovery Plan ("PRP"), which incorporates two additional wells at South-K (West Bakr), 16+ recompletions, pump optimizations and facility upgrades at West Gharib and West Bakr, plus first production from the NWG 3 discovery in the fourth quarter. The Company is on target to exit 2016 with a production rate of 13,000 to 14,000 bopd upon successful execution of the PRP.
On September 8, 2016, TransGlobe received military access approvals for the South Alamein concession, which was acquired in July 2012 and contains the Boraq 2X discovery and several additional exploration targets. The Company is finalizing an initial drilling campaign, which will consist of up to three wells on the Boraq structural complex plus re-entry of the Boraq 2X discovery well for additional testing in 2017.
The Company completed a mid-year (June 30, 2016) reserves update during the third quarter, which was announced on October 3, 2016. Mid-year 2016 proved crude oil reserves increased 11% from year-end 2015 to 19.5 million barrels, and proved plus probable crude oil reserves increased to 30.3 million barrels, representing a 6% increase from year-end 2015. The increases were the result of positive technical additions primarily due to pool performance at Arta, Hana and Hana West.
Dated Brent oil prices averaged $45.79 per barrel in the third quarter of 2016. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $34.43 per barrel during the quarter. The Company achieved funds flow of $2.3 million during the third quarter, and ended the quarter with positive working capital of $53.0 million (net of convertible debentures, which are now current liabilities), which includes cash and cash equivalents of $100.4 million.
The Company experienced a net loss in the quarter of $25.4 million, which included a $14.9 million impairment loss on the Company's exploration and evaluation assets at South East Gharib and a $4.9 million non-cash unrealized loss on convertible debentures. The Company provided for a full write-down of its investments to date in South East Gharib of $14.9 million following the drilling of SEG 1 & 2, which were dry. The Company has elected not to enter the second exploration period and will relinquish the concession effective November 7, 2017. All work commitments in Phase I were met. The $4.9 million loss on the convertible debentures represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.
Subsequent to the end of the quarter the Company received a positive vote from holders of the convertible debentures to allow for the early redemption of the convertible debentures at the Company's discretion.
Despite the low oil price environment, the Company remains in a strong financial position relative to many industry peers. Management believes that this positions the Company well from a strategic acquisitions perspective. During the first nine months of 2016 the Company reviewed and assessed several potential acquisitions that were all consistent with our strategy of diversifying our geopolitical risk profile and expanding our production/development base. The Company will continue to focus on and pursue opportunities that possess favorable economics at lower commodity prices.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the third quarter. The Company completed a 2016 mid-year reserve update effective June 30th (announced October 3rd) incorporating a new geostatistical reservoir simulation model for the Arta Red Bed (Lower Nukhul) pool. Based on better than forecast pool production performance over the past two years and incorporating simulation results, an increase of 2.6 MMbbls and 2.7 MMbbls, respectively, on a 1P and 2P basis were recognized by the Company’s independent reserve auditor. Additionally, two infill drilling opportunities were identified in the Arta Red Bed pool and are scheduled for drilling in the fourth quarter of 2016. Current drilling costs are trending 30% to 40% lower than plan, therefore management expects that the wells can be drilled and equipped for production for less than $1 million per well. The wells are targeting a combined production increase of 600 to 800 Bopd.
In addition, two well recompletions have been completed and put on production in the third quarter as part of the production recovery plan announced June 22, 2016. The well recompletions will focus on low-cost, behind-pipe opportunities.
Production
Production from West Gharib averaged 6,629 Bopd to TransGlobe during the third quarter, a 9% (635 Bopd) decrease from the previous quarter, primarily due to natural declines and well servicing of high volume producers, partially offset by production additions as part of the production recovery plan.
Production averaged 6,436 Bopd during October.
Sales
TransGlobe marketed and sold 475,776 barrels of Ras Gharib blend during the third quarter. The lifting was comprised entirely of West Gharib entitlement oil. This lifting was sold at a price of $46.67 average Dated Brent less a differential of $9.39/bbl. As at the end of the third quarter, TransGlobe held 336,350 barrels of West Gharib entitlement oil as inventory.

Quarterly West Gharib Production (Bopd)	2016			2015
	Q-3	Q-2	Q-1	Q-4
Gross production rate	6,629	7,264	7,692	8,277
TransGlobe working interest	6,629	7,264	7,692	8,277
TransGlobe inventory held (lifted)	(1,819)	3,665	(3,837)	4,164
Total sales	8,448	3,599	11,529	4,113
Government share (royalties and tax)	3,277	3,599	3,817	4,113
TransGlobe sales (after royalties and tax)[1]	5,171	—	7,712	—
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the third quarter, the K-51 well was drilled and cased as an Asl A oil well in the South-K field.  The K-51 well represents the second location of a low risk development drilling program in South-K field which had been delayed due to military access approval. The K-51 well encountered approximately 36.5 meters (120 feet) of net oil pay in the Asl A formation. The well was completed and placed on production in the third quarter with an initial production rate of 300 Bopd. An additional South-K field development well is scheduled for the fourth quarter or early first quarter of 2017.
In addition, the Company successfully recompleted and put on production five wells as part of the production recovery plan announced June 22, 2016. An additional four recompletions are scheduled in the fourth quarter in the K field targeting low cost, behind-pipe opportunities.
Production
Production from West Bakr averaged 5,104 Bopd to TransGlobe during the third quarter, a 21% (896 Bopd) increase from the previous quarter, primarily due to production additions resulting from the production recovery plan and South-K field development drilling offset by natural declines.
Production averaged 6,033 Bopd during October, representing a 929 Bopd (18%) increase over third quarter production. This increase is due to the PRP.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an inventory build (under-lift) of 190,173 barrels in the quarter. As at quarter end, total crude entitlement inventory at West Bakr was 393,053 barrels.

Quarterly West Bakr Production (Bopd)	2016			2015
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,104	4,208	4,366	5,077
TransGlobe working interest	5,104	4,208	4,366	5,077
TransGlobe inventory held (lifted)	2,067	(3,976)	1,768	2,056
Total sales	3,037	8,184	2,598	3,021
Government share (royalties and tax)	3,037	2,504	2,598	3,021
TransGlobe sales (after royalties and tax)[1]	—	5,680	—	—
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, South West Gharib and South East Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
The Company mobilized a second drilling rig to the NWG 38 prospect in July and to date has drilled 9 of 12 exploration wells scheduled for NWG in 2016, resulting in 2 oil discoveries (NWG 27 & NWG 38) and 5 dry holes (NWG 29, NWG 21, NWG 20, NWG 25, NWG 24 & NWG 34) and 1 junked and abandoned well due to drilling problems with oil shows in the Red Bed zone (NWG 26) representing a 29% success rate to date excluding NWG 26. In addition, the Company has fulfilled the work program in SEG following drilling SEG 1 and SEG 2. The wells were drilled to 6,214 feet and 6,420 feet, respectively, and subsequently abandoned. Following the rig release at SEG 2 and subsequent to quarter-end, the rig has moved to SWG 3 and commenced drilling.

2016 Exploration Wells to Date
Sequence	Prospect	Play Type	Total Depth (feet)	Results	AFE dry hole ($000)	Actual ($000)
1	NWG 29	Miocene Clastics	9,210	D&A	1,519	1,122
2	NWG 21	Red Bed	5,245	D&A	830	483
3	NWG 27	Red Bed	4,790	Oil / Cased	826	734
4	NWG 20	Red Bed	4,235	D&A	804	539
5	NWG 38	Red Bed	5,244	Oil / Cased	849	887
6	NWG 26	Red Bed	4,400	Junked	731	808
7	NWG 25	Red Bed	4,900	D&A	675	462
8	NWG 24	Red Bed	4,650	D&A	795	456
9	SEG 1	Miocene	6,214	D&A	1,468	1,156
10	SEG 2	Miocene	6,420	D&A	898	840
11	NWG 34	Pre-rift	3,818	D&A	675	462
The third exploration well (NWG 27) targeted the Nukhul/Red Bed reservoirs in the northern portion of the concession. The well encountered a thick (215 feet) Red Bed section with approximately 55 feet of net oil pay above the oil water contact in a 90 foot conglomerate sequence which overlays a 125 foot high quality sandstone. A wireline (MDT) oil sample was recovered above the oil water contact prior to casing the well. The oil sample was 23.5 API, which is lighter oil than typically encountered in the West Gharib area. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. These locations could have the entire Red Bed section within the oil column resulting in production rates similar to the Arta pool. Additional drilling and testing will be required to validate the current mapping and reservoir extent. This oil discovery is significant as it has de-risked a number of prospects in the northern area of the license now that oil bearing Red Bed reservoir has been found in a thick sequence.
The fifth exploration well (NWG 38) was targeting a Red Bed prospect. The well encountered a thick (98 feet) Red Bed section with approximately 40 net feet of oil pay in a sandy/conglomerate sequence. An oil sample was recovered above the oil water contact and sent to the lab for further analysis. Several up-dip and structurally higher appraisal locations could be drilled in early 2017 to test the entire Red Bed section above the oil water contact, subject to permits and approvals. Additional drilling and testing will be required to appraise the current mapping and reservoir extent.
To date, all of the Red Bed wells have encountered good quality sand/conglomerate validating the Company’s current Red Bed depositional model and reducing one of the primary risks of the play type (excluding NWG 24 which encountered non-reservoir conglomerates). The Company submitted 28 new NWG well locations for military/environmental approvals to explore new prospects, to appraise the discoveries at NWG 27 & 38 and to develop the northern portion of NWG in 2017.
Based on drilling costs to date, well costs are trending 30% to 40% below budget due to better contract terms and optimized drilling programs, with Red Bed wells (D&A) costing ~$0.5 million per well versus pre-drill estimates of $0.8 million per well.
As the 2016 exploration program is completed, new discoveries, including the three discoveries made in 2014, will be brought forward. The Company filed a development plan with EGPC in the third quarter for the NWG 3, NWG 16 and NWG 38 area from which production is expected in the fourth quarter.
The Company negotiated a six-month extension to the first exploration phase at NW Gharib to May 2017. The extension provides additional flexibility to complete the remaining Phase 1 drilling commitments in the Eastern Desert. Additional exploration wells beyond original work program commitments are currently under consideration for drilling within the six-month extension period and prior to Company elections regarding second exploration phases. If the Company elects to enter the second exploration period, the six month extension period becomes part of the second exploration period (2 year period) which expires in November 2018.

Prior to entering the second exploration period on NWG and SWG, the Company must relinquish 25% of the respective concession areas and post a performance bond for the respective second period work commitment. If the Company chooses not to enter the second exploration period, the Company is required to relinquish all remaining lands in the respective concession areas that have not been converted to development leases.
At SEG the Company elected to relinquish the concession following the completion of the first phase exploration commitment work program.
WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the quarter, the Company received military approval to access South Alamein starting September 8th, 2016. The Company is actively preparing to initiate a drilling and testing program in the fourth quarter to assess the Boraq discovery (see press release of July 3, 2012) consisting of a potential three well drilling program and re-entry for testing purposes at Boraq 2.
The Company will have approximately 20 months to complete exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company has met all financial commitments at South Ghazalat for the first exploration phase, and is targeting to have a drill-ready prospect inventory prepared during 2016, which could be drilled (two wells) in 2017.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
The NW Sitra concession is located in the Western Desert immediately to the west of the Company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company is finalizing a 600 km2 seismic program for 2017. The size of the program was doubled from the original 300 km2 due to excellent pricing received in the tender process.

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com